WIRELESS2 Technologies Inc
#103 – 6592 176th Street
Surrey, BC Canada V3S 4G5

Website: www.w2tec.com
Email: wire2tec@gmail.com

07021130

February 5, 2007

United States Securities
and Exchange Commission
Washington DC 20549

SUPPL

RE: File No. 82-1548, Wireless2 Technologies Inc. (formerly Strategic Technologies Inc.)

Please find enclosed the following materials:

- News Release dated September 1, 2006
- News Release dated September 20, 2006
- News Release dated October 23, 2006
- Letter from TSX Venture Exchange dated October 23, 2006
- Certificate of Change of Name with Notice of Alteration
- Notice of Annual General Meeting (AGM)
- Information Circular as at January 9, 2007
- Proxy for the AGM
- Financial statements request form
- Annual Report September 2006

Lynn Blakeway
Vice-President
Wireless2 Technologies Inc.

2/16

File No. 82-1548
12g3-2(b) exemption

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**

News Release

Strategic to Sell Monitoring Equipment Division for $4.2 Million

September 1, 2006: Strategic has reached an agreement in principle to sell its curfew monitoring equipment division to Group 4 Securicor for a consideration to Strategic of up to $4.2 million. The proceeds from the sale will be used to retire Strategic's outstanding debentures in the amount of $ 1,582,000 and loans payable of $371,896 leaving the remainder for working capital. The divestiture leaves Strategic with its profitable law enforcement equipment and services division which generates revenues in the US$3 - 4 million per year range. The divestiture is subject to completion of definitive agreements and ordinary course regulatory approvals with an early September completion date targeted.

Doug Blakeway commented "The planned sale of the curfew monitoring division makes sense because it will leave Strategic debt free and with a profitable business to expand".

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Corporate Contact:
***STRATEGIC** Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com

E:\newsrel\nr060901.doc

e-mail: exec@strategic-tech.com

E:\newsrel\nr050829.doc

File No. 82-1548
12g3-2(b) exemption

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**

News Release

Strategic Completes Sale of EM Division; Announces Corporate Changes

September 20, 2006: Strategic Technologies Inc. (TSXV:STI) announces the completion of the sale of its electronic monitoring equipment division effective September 18, 2006. The final terms of the sale, which was first announced on September 1, 2006, provided that Strategic will retain accounts receivable aggregating approximately $834,000 thus reducing the purchase price for the remaining assets to $3.2 million of which approximately 15% is held-back pending final accounting. The net proceeds were used in part to discharge debenture indebtedness of $1,592,000. Under the agreement all of Strategic's EM division employees have been hired by the purchaser, a subsidiary of UK-based G4S Securicor PLC. Doug Blakeway will provide consulting services to the subsidiary but will continue to serve as Strategic's CEO on an interim basis.

As a consequence of the sale of the EM division Strategic will be changing its name to Wireless2 Technologies Inc. Strategic continues to own 100% of its Tactical Technologies division whose revenues have accounted for a majority of Strategic's consolidated revenues over the last several quarters and which operates profitably.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

-#-

Corporate Contact:
***STRATEGIC** Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com

File No. 82- 1548
12g3 - 2(b) exemption

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**

News Release

Strategic Changes Name and Stock Symbol

October 23, 2006: Strategic Technologies Inc. (TSXV:STI) announces that effective Tuesday, October 24th, 2006, Strategic Technologies Inc. will cease trading as STI and begin operations under its new name "Wireless2 Technologies Inc." and will commence trading on the TSXV under stock symbol "WIT".

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbour' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Corporate Contact:
***STRATEGIC** Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com

NR061023.doc

File No. 82-1548
12g3-2(b) Exemption

TSX venture EXCHANGE

October 23, 2006

Via FAX: 604-685-7084

Lang Michener LLP
1500 - 1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention: Bernhard Zinkhofer

Dear Sirs\Mesdames:

Re: WIRELESS2 TECHNOLOGIES INC. ("WIT")
[formerly Strategic Technologies Inc. ("STI")]
- Name Change, Resume Trading – Submission #118125

This is to confirm that pursuant to a special resolution passed by directors September 11, 2006, the Company has changed its name as follows. There is no consolidation of capital.

Effective at the **opening October 24, 2006**, the common shares of Wireless2 Technologies Inc. will commence trading on TSX Venture Exchange, and the common shares of Strategic Technologies Inc. will be delisted.

Capitalization:	Unlimited	shares with no par value of which
	18,823,283	shares are issued and outstanding
Escrow:	Nil	shares are held in escrow

Transfer Agent:	Computershare Investor Services Inc.	
Trading Symbol:	WIT	(new)
CUSIP Number:	97654T 10 1	(new)

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: jasper.gatrill@tsxventure.com.

Yours truly,

Jasper Gatrill
Analyst
Listed Issuer Services

cc: Strategic Technologies Inc., Via Fax: (604) 576-0436
File: ::ODMA\PCDOCS\DOCP\174357\1

File No. 82-1548
12g3-2(b) Exemption

DUPLICATE

BRITISH COLUMBIA

Number: BC0277671

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that STRATEGIC TECHNOLOGIES INC. changed its name to WIRELESS2 TECHNOLOGIES INC. on October 24, 2006 at 04:04 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 24, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**October 24, 2006 04:04 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on October 24, 2006 04:04 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0277671

Name of Company:
STRATEGIC TECHNOLOGIES INC.

Name Reservation Number:
NR7689262

Name Reserved:
WIRELESS2 TECHNOLOGIES INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:
STRATEGIC TECHNOLOGIES INC.

To:
WIRELESS2 TECHNOLOGIES INC.

File No. 82-1548
1293 - 2(b) Exemption

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia
V3S 4G5
Telephone No.: (604) 576-8658 Fax No.: (604) 576-0436

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of Shareholders of **Wireless2 Technologies Inc.** (the "Company") will be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on February 15, 2007, at 10:00 a.m., local time, for the following purposes:

1. To receive the report of the directors of the Company, to consider the financial statements of the Company for its fiscal year ended September 30, 2006, together with the auditor's report thereon.

2. To elect directors of the Company for the ensuing year.

3. To appoint an auditor of the Company for the ensuing year.

4. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Surrey, British Columbia, January 16, 2007.

BY ORDER OF THE BOARD

Douglas H. Blakeway,
President and Chief Executive Officer

1407777.2

File No. 82 - 1548
12g3 - 2(b) Exemption

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia V3S 4G5
Telephone No.: (604) 576-8658 Fax No.: (604) 576-0436

INFORMATION CIRCULAR

as at January 9, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Wireless2 Technologies Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on February 15, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to **Wireless2 Technologies Inc.** "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are set out in the proxy for the Meeting.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed January 9, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of January 9, 2007, there were 18,823,282 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at January 9, 2007.

To the knowledge of the directors and executive officers of the Company, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at January 9, 2007.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current four directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act (*British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's four nominees for election as directors (the "Board"), all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction as at January 9, 2007.

Nominee Position with the Company and Province or State and Country of Residence	**Occupation, Business or Employment**(1)	**Period as a Director of the Company**	**Common Shares Beneficially Owned or Controlled**(1)
Douglas H. Blakeway President, Chief Executive Officer and Director British Columbia, Canada	Full-time consultant providing services to G4S Justice Services (Canada), Inc., since Sept. 15, 2006 President and Chief Executive Officer of the Company, part time	Since May 4, 1984	1,505,031(2)
Ian M. Brown Vice-President, Finance, Chief Financial Officer, Secretary and Director British Columbia, Canada	Semi-retired, part-time Chief Financial Officer and Secretary of the Company, Vice-President, Finance, since February 1, 2006	Since February 10, 1998	146,500(3)
Kenneth R. Tolmie Director British Columbia, Canada	Vice-President, Finance, International P.E.T. Diagnostics Inc.	Since April 15, 1987	129,857(4)
Bernhard J. Zinkhofer(5) Nominee British Columbia, Canada	Partner, Lang Michener LLP Barristers & Solicitors. Chartered Accountant	April 15, 1993 to July 23, 2004 and Nominee	134,271

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) Mr. Blakeway holds an option to acquire 10,000 at an exercise price of $0.40 per Common Share expiring on October 15, 2008 and 700,000 warrants at $ 0.40 to purchase Common Shares.

(3) Mr. Brown holds an option to acquire 100,000 Common Shares at an exercise price of $0.40 per Common Share expiring on October 15, 2008.

(4) Mr. Tolmie holds an option to acquire 75,000 Common Shares at an exercise price of $0.40 per Common Share expiring on October 15, 2008.

(5) Mr. Zinkhofer's appointment to the Board is, at the date of mailing, subject to the approval of the Appointments Committee of his law firm and the approval is expected to be obtained prior date of the Meeting.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the

Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed auditor of the Company on February 1996.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter can be viewed on Sedar at www.Sedar.com and/or as Schedule "A" attached to the information circular for the February 15, 2006 annual general meeting.

Composition of the Audit Committee

The members of the audit committee are Douglas H. Blakeway, Kenneth R. Tolmie and Robert Thomas. The audit committee is non-compliant as Mr. Tolmie is the only independent member of the audit committee. Mr. Blakeway is the President and Chief Executive Officer of the Company and Mr. Thomas serves as a key consultant for European operations of the Company. Following the Meeting, and upon the appointment of Mr. Zinkhofer as a director of the Company, it is anticipated that Mr. Zinkhofer will serve on the audit committee in the place of Mr. Thomas. The Company intends to continue its efforts to recruit additional directors in order that it can have a compliant audit committee of a minimum of three persons, a majority of whom will be independent directors. All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

The current members of the audit committee either have college level education or extensive business and financial experience. In particular, each of the members of the audit committee has

- an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and
- an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, Deloitte & Touche LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The specific policies and procedures for the engagement of non-audit services are set out in Section 4 of the Company's audit committee charter.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Deloitte & Touche LLP to the Company to ensure auditor independence. Fees incurred with Deloitte & Touche LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended September 30, 2005.	Fees Paid to Auditor in Year Ended September 30, 2006.
Audit Fees(1)	$103,900	$69,940.00
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$18,500	$17,500.00
All Other Fees(4)	Nil	Nil
Total	$122,400	$87,440.00

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board understands that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Given the Company's challenging financial position, it has been unable to recruit a sufficient number of directors in order to achieve compliance with NI 58-101.

There is only one independent member of the Board of Directors of the Company, Mr. Tolmie.

The non-independent directors are Douglas H. Blakeway (President and Chief Executive Officer of the Company), Ian M. Brown (Vice-President, Finance and Chief Financial Officer) and Robert Thomas, who

serves as a key consultant for European operations. Mr. Zinkhofer, a nominee to the Board, is the Company's legal counsel and accordingly will not qualify as an independent director.

Accordingly, a majority of the Board is not independent, however given that the Company has sold a significant portion of its active operations the Board feels its current size and makeup provides for sufficient oversight of the Company's affairs. The Board facilitates its exercise of independent judgement in carrying out its responsibilities by carefully examining issues and consulting with financial and other professional advisors.

Mr. Blakeway is a director of Texas Gas and Oil Inc., a reporting issuer listed on the TSX Venture Exchange.

Mandate of the Board of Directors

The Board has not adopted a formal mandate but understands that its role is to assume responsibility for the overall stewardship and development of the corporation and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal financial controls and management information systems. The Board is in the process of adopting a written mandate which is expected to be adopted during the current fiscal year which will formalize these concepts in light of NI 58-101 and NP 58-201 (the "Policies"). The mandate will have written descriptions for the Board and each committee as well as for executive management. The mandate will encourage but not require continuing education requirements for its directors and it will contain a code of ethics, policies dealing with issuance of news releases and disclosure documents as well as staff share trading black-out periods. The mandate will be available on the Company's website. The Policies suggest that the Company should maximize the number of independent directors generally and especially on committees of the Board and to formalize its governance practices with written charters and mandates which allow verification that they are being observed.

The Company's focus, for the last several years, has been developing the Company's offender curfew monitoring and tracking technologies products and services. Upon completion of the sale of Company's offender curfew monitoring division in mid September the Company has concentrated on the development of its wholly owned subsidiary Tactical Technologies Inc. products and services in the law enforcement marketplace (the "Business"). The Company is currently looking at other wireless technology opportunities. The Board is of the view that the strategic planning process for the Company consists primarily of maintaining sufficient financial reserves in order to effectively compete in this business niche. The principal risks to the Company's Business as it expands and introduces new products are that it will be unable to achieve a reasonable level of profitability in order to attract the capital needed to effectively compete in this high technology area. The Board does not consider succession planning to be of singular importance at this point in the Company's development given the relative age of the Company's current principal operating officers. The Board monitors the activities of the senior management through regular discussions between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good.

Ian M. Brown and Mr. Tolmie are the only members of the compensation committee. The function of the compensation committee is to review the terms of employment of the Company's Chief Executive Officer and its Chief Financial Officer on an annual basis. There were no changes to the rate of compensation of either of these officers during fiscal 2006 other than Mr. Brown provided services on a part-time basis as needed.

The Company's small and entrepreneurial status makes the Board significantly reliant on the Company's two senior officers and the Board's verification of the Company's internal control and information systems is limited to annual discussions with the Company's auditors.

Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company's business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

At this time the Board has not established a formal process for assessing its effectiveness or the contribution of individual members nor a formal education program. Board compensation is considered from time to time, however, the Company's limited resources are unable to provide compensation that realistically reflects the efforts and risks involved.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Other Board Committees

The Board has no other committees other than the audit committee and the compensation committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of September 30, 2006 and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Douglas H. Blakeway President, Chief Executive Officer and Director	2006 2005 2004	180,000[(1)] 180,000[(1)] 180,000[(1)]	Nil Nil Nil	Nil 3,000[(3)] 7,200[(3)]	Nil Nil 10,000[(4)]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian M. Brown Vice-President, Finance Chief Financial Officer, Secretary and Director	2006 2005 2004	71,200[(2)] 126,000[(2)] 126,000[(2)]	Nil Nil Nil	Nil Nil Nil	Nil Nil 100,000[(4)]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Com-pensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Richard Snyder President, Tactical Technologies	2006 2005 2004	93,446 103,240 109,365	Nil Nil 50,464	Nil Nil Nil	Nil Nil 40,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert L. Thomas, Jr. President, On Guard Plus Limited(6)	2006 2005 2004	155,137 173,000 104,072	Nil Nil Nil	Nil Nil Nil	Nil Nil 40,000(5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) These funds were paid to Geni D Ventures Inc., a company controlled by Mr. Blakeway.

(2) These funds were paid to Mackin Enerprises Ltd., a company controlled by Mr. Brown.

(3) These funds were for car allowance.

(4) These options were granted on October 15, 2003 at an exercise price of $0.40 and expire on October 15, 2008.

(5) These options were granted on March 3, 2004 at an exercise price of $0.40 and expire on March 3, 2009.

(6) On Guard Plus Limited was acquired by the Company on March 3, 2004 and was sold in September, 2006, prior to the year end of the Company.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No share options were granted to the Named Executive Officers during the financial year ended September 30, 2006.

No share options were exercised by the Named Executive Officers during the financial year ended September 30, 2006. The values of such options at the end of such year were as follows:

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Douglas H. Blakeway	Nil	Nil	10,000/Nil	Nil/Nil
Ian M. Brown	Nil	Nil	100,000/Nil	Nil/Nil
Richard Snyder	Nil	Nil	40,000/Nil	Nil/Nil

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

The terms and conditions of the employment contract or arrangement between the Company or its subsidiary and a Named Executive Officer are:

(a) The Company and Geni D Ventures Inc. ("Geni D") entered into a service contract, November 30, 1993 which provides for compensation in the event of the termination of Geni D's services after a change of control of the Company or in the event of termination for other than "good reason" (as defined). Geni D provides the executive services of Douglas H. Blakeway, President and Chief Executive Officer of the Company, and the administrative services of Lynn Blakeway, spouse of Mr. Blakeway. Compensation payable for termination in those certain events to Geni D is $650,000, subject to a limitation that if the market capitalization of the Company, on a fully diluted basis, is less than $20 million, then the payment shall be limited to an aggregate of 3-3/4% of such market capitalization. Market capitalization means the number of outstanding shares of the

Company on a fully diluted basis, multiplied by the average trading price of those shares. Since the sale of the Company's electronic monitoring business to G4S Justice Services (Canada) Inc. in September 2006, Mr. Blakeway voluntarily reduced the compensation paid to Geni D for the services of Doug Blakeway and Lynn Blakeway to an aggregate of $5,000 per month. The 1993 service contract will be reviewed by the Board with a view to renegotiating it to reflect the Company's business outlook in light of the sale of the electronic monitoring business.

(b) Mackin Enterprises Ltd. provides the executive financial services of Ian Brown, the Secretary and Chief Financial Officer of the Company.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants other than as set out herein.

The Company pays Mr. Tolmie and Mr. Brown the sum of $1,500 each per quarter for their services as a director of the Company. Mr. Tolmie was paid $6000.00 during the fiscal year ended September 30, 2006 for his services as a director of the Company. Mr. Brown was paid $3000.00 during the fiscal year ended September 30, 2006 for his services as a director of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was previously approved by shareholders on January 21, 2002. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 1,436,088 Common Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option. As at January 9, 2007 there were options outstanding to purchase an aggregate of 437,500 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended September 30, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders - (the Plan)	437,500	$0.40	988,588
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	437,500	$0.40	988,588

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2006, or has any interest in any material transaction in the current year other than that during September 2006 the Company sold its electronic monitoring business located in Surrey, British Columbia to G4S Justice Services (Canada) Inc. As part of that transaction G4S Justice Services (Canada) Inc. hired or retained as consultants substantially all of the employees who were employed in the Company's British Columbia and U.K. operations including Mr. Blakeway, the Company's President and Chief Executive Officer. Mr. Brown, the Company's Chief Financial Officer, who was semi-retired at the time did not continue with G4S Justice Services (Canada) Inc.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

The financial statements for the year ended September 30, 2006, report of the auditor and related management discussion and analysis as filed with the securities commissions in British Columbia, Alberta and Ontario and are specifically incorporated by reference into, and form an integral part of, this information circular. A copy of this material may be obtained by a Shareholder upon request without charge from Lynn Blakeway, Vice-President of the Company at Telephone No.: (604) 576-8658, ext. 223 or Fax No.: (604) 576-0436. Additional information relating to the Company and copies of the Company's interim financial statements and related management discussion and analysis may also be obtained from Ms. Blakeway. These documents and additional information are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Surrey, British Columbia, January 16, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Douglas H. Blakeway
President and Chief Executive Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

Wireless2 Technologies Inc. (the "Company")

TO BE HELD AT 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, FEBRUARY 15, 2007, AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Douglas H. Blakeway, President and a Director of the Company, or failing this person, Ian M. Brown, Secretary and a Director of the Company, *or in the place of the foregoing,* ______________________ as proxyholder for and on behalf of the **Registered Shareholder** with the power of substitution to attend, act and vote for and on behalf of the **Registered Shareholder** in respect of all matters that may properly come before the Meeting of the **Registered Shareholders** of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned **Registered Shareholder** were present at the said Meeting, or any adjournment thereof.

The **Registered Shareholder** hereby directs the proxyholder to vote the securities of the Company registered in the name of the **Registered Shareholder** as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Withhold
1.	To elect as Director, Douglas H. Blakeway		
2.	To elect as Director, Ian M. Brown		
3.	To elect as Director, Kenneth R. Tolmie		
4.	To elect as Director, Bernhard J. Zinkhofer		
5.	To appoint Deloitte & Touche LLP as Auditor of the Company		

File No. 82 - 1548
12g3 - 2(b) Exemption

1408070.3

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Investor Services Inc.** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

File No 82-1548
12g3 - 2(b) Exemption

WIRELESS2 TECHNOLOGIES INC.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 97654T101
Scrip No. STIQ

Registered holders and beneficial owners of a company's securities have the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for Wireless2 Technologies Inc. (the "Company"), please complete this form and return it to:

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia V3S 4G5

☐ Please send me ONLY the audited financial statements and the annual MD&A.

☐ Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements.

☐ Please send me BOTH the audited financial statements and quarterly interim financial statements and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED:________________, 2007.

____
Signature

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

END